

August 19, 2022

Mike Costello
Treasurer
Jackson Financial Inc.
1 Corporate Way
Lansing, Michigan 48951

      Re: Jackson Financial Inc.
          Registration Statement on Form S-4
          Filed on August 12, 2022
          File No. 333-266832

Dear Mr. Costello:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Wall at 202-551-4162 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance